EXHIBIT 20
NEWS RELEASE	[CIGNA Logo]

For Release:	Immediate	One Liberty Place 1650 Market Street P.O. Box 7716 Philadelphia, PA 19192 1550 215.761.1000
Contact:	Gregory E. Deavens, Investor Relations — (215) 761-6128
Wendell Potter, Media Relations — (215) 761-4450

CIGNA REPORTS FOURTH QUARTER AND FULL YEAR 2001 RESULTS

PHILADELPHIA, February 8, 2002 —CIGNA Corporation (NYSE:CI) today reported fourth quarter 2001 operating income1 of $277 million ($1.92 per share2), excluding non-recurring items3. Operating income per share was $1.81 for the fourth quarter of 2000. Excluding non-recurring items, full year 2001 operating income was $1.1 billion ($7.22 per share), representing a 6% increase in operating income per share compared with $6.84 per share for full year 2000. Operating income and the segment earnings described below exclude realized investment results and the effects of non-recurring items.

“In 2001, our employee benefits businesses made progress on key strategic initiatives while delivering improved overall financial results. The progress made in 2001 will contribute to our long-term growth,” said H. Edward Hanway, CIGNA’s Chairman and Chief Executive Officer.

HIGHLIGHTS OF CONSOLIDATED FOURTH QUARTER 2001 RESULTS:

•

Consolidated net income[4] for the quarter was $191 million, or $1.32 per share, compared with $277 million, or $1.76 per share, for the same period last year. Full year 2001 consolidated net income was $989 million, or $6.59 per share, compared with $987 million, or $6.08 per share, for 2000.

•

Consolidated revenues for the fourth quarter of 2001 were $4.9 billion, compared with $5.1 billion for the fourth quarter of 2000. The decrease was primarily due to a reduction in International segment revenues resulting from the deconsolidation and ultimate sale of the Japanese life insurance operation[5], as well as the Medicare market exits in the Employee Health Care, Life and Disability Benefits segment. Excluding the effects of the Japanese life insurance operation and Medicare, consolidated revenues increased 6% compared with the fourth quarter of 2000, primarily due to growth in the Employee Health Care, Life and Disability Benefits segment.

•

An after-tax charge of $62 million ($96 million pre-tax) was recorded in the fourth quarter related to a restructuring program, announced January 9, 2002, primarily to consolidate existing health care service centers into regional service centers. The restructuring program is expected to result in a net reduction of approximately 2,000 jobs, reflecting benefits of streamlining business processes and systems. The after-tax charge consists of $31 million of severance costs ($48 million pre-tax) and $31 million in real estate costs ($48 million pre-tax) related to vacating certain locations. The charge was incurred in the Employee Health Care, Life and Disability Benefits segment, with $34 million after-tax in HMO and $28 million after-tax in Indemnity. Annual net operating expense savings of $45-$55 million after-tax are expected to be realized in 2003 and beyond as a result of these actions.

•

The Company repurchased 3.2 million shares of its common stock for $275 million during the fourth quarter and approximately 291,000 shares for $27 million in January 2002. For full year 2001, CIGNA repurchased 12.0 million shares for $1.1 billion. Remaining stock repurchase authority at February 8, 2002 is $388 million.

•

Unpaid claims and claims expenses at December 31, 2001 decreased to $4.0 billion from $4.8 billion at December 31, 2000. The decrease was primarily due to the deconsolidation of the Japanese life insurance operation and, to a lesser extent, reserve reductions resulting from Medicare market exits and the run-off reinsurance business.

•	Assets at December 31, 2001 decreased to $91.6 billion from $95.1 billion at December 31, 2000, primarily reflecting the effects of deconsolidating CIGNA’s Japanese life insurance operation.

•	Cash available at the parent company was approximately $550 million at December 31, 2001. This compares with $440 million available at December 31, 2000 and $490 million at September 30, 2001.

•

During the fourth quarter, the company realized after-tax losses of $65 million primarily associated with losses on fixed maturities related to investments in collateralized debt obligations and, to a lesser extent, investments in Enron Corporation and certain Argentine securities. These and other realized gains and losses are excluded from operating income.

•

The company expects to generate operating income per share in 2002 in the range of $7.85-$8.15. This includes the accounting change associated with implementation of SFAS 142 “Goodwill and Other Intangible Assets,” which requires the company to cease amortizing goodwill effective January 1, 2002 and will add $48 million after-tax to full year income in 2002.

HIGHLIGHTS OF SEGMENT RESULTS:
Employee Health Care, Life and Disability Benefits

•

This segment includes CIGNA’s HMO and Indemnity operations. HMO includes medical and dental managed care and specialty health care operations. Indemnity includes medical and dental indemnity, disability, and group life insurance operations.

After-Tax Operating Income (dollars in millions):

	Fourth Qtr. 2001	Fourth Qtr. 2000	Change	Third Qtr. 2001	Change
HMO	$123	$124	(1)%	$124	(1)%
Indemnity	111	97	14	100	11
Goodwill	(15)	(15)	-	(15)	-

Total Segment	$219	$206	6%	$209	5%

•

Fourth quarter 2001 HMO results were essentially flat with the same period last year and sequentially, reflecting increased medical costs for the full-risk commercial HMO business, lower managed care membership and increased operating expenses, partially offset by earnings growth in CIGNA's specialty health care operations.

•

Indemnity operating income increased 11% sequentially and 14% over the fourth quarter of 2000. The sequential improvement is primarily due to higher earnings from retrospectively experience rated health care business. The improved results on a year-over-year basis are primarily driven by higher earnings from medical indemnity and group disability businesses.

•

For full year 2001, segment operating income was $830 million, compared with $762 million for the same period last year. The 9% increase reflects strong performance in the medical indemnity business, growth in the specialty health care businesses, and improved disability results, offset in part by increased medical costs in the full-risk commercial HMO business. These factors contributed to a 20 basis point increase in the after-tax operating margin[6] from 5.2% in 2000 to 5.4% in 2001.

Premiums and Premium Equivalents (dollars in millions):

	Fourth Qtr. 2001	Fourth Qtr. 2000	Change	Third Qtr. 2001	Change
HMO Premiums and Fees	$1,767	$1,697	4%	$1,694	4%
HMO Equivalents	1,875	1,730	8	1,769	6

	3,642	3,427	6	3,463	5

Indemnity Premiums and Fees	1,897	1,788	6	1,767	7
Indemnity Equivalents	3,365	2,805	20	3,259	3

	5,262	4,593	15	5,026	5

Total	$8,904	$8,020	11%	$8,489	5%

•

The 11% increase in premiums and premium equivalents[7] for the combined HMO and Indemnity operations was driven primarily by the effect of higher medical costs under alternative funding programs, and premium and fee increases, partially offset by lower Medicare premiums due to market exits. The sequential improvement of 5% reflects premium and fee increases realized in the fourth quarter of 2001.

•

Excluding the Medicare business, segment premiums and premium equivalents for the fourth quarter and full year 2001 increased 13% and 12%, respectively, compared with the same periods in 2000. Premiums for the Medicare business, which CIGNA substantially exited on January 1, 2001, were $82 million and $195 million for the fourth quarter of 2001 and 2000, respectively. Full year 2001 and 2000 Medicare premiums were $305 million and $905 million, respectively.

Membership (in thousands, excluding Medicare):

	Dec. 31, 2001	Dec. 31, 2000	Change
HMO	6,922	7,112	(3)%
Indemnity	7,396	7,079	4

Total Medical Lives	14,318	14,191	1%

•	The net decline in HMO membership since December 31, 2000 is primarily due to the loss of certain large self-funded accounts, partially offset by a 4% increase in commercial HMO membership.

•	Indemnity membership increased 4% since December 31, 2000.

•

At December 31, 2001, approximately 20% of CIGNA’s 14.3 million covered medical lives were enrolled in guaranteed cost managed care and indemnity arrangements (primarily Commercial HMO) where CIGNA assumes the risk for medical cost inflation.

•

CIGNA’s dental membership of 13.4 million increased 2%, or 277,000 members, compared to December 31, 2000, driven by continued demand for the dental PPO product. In addition, the behavioral health membership grew 10%, or 1.2 million members, driven principally by growth in employee assistance program membership.

Other Statistics:

	Fourth Qtr. 2001	Fourth Qtr. 2000	Third Qtr. 2001	Full Yr. 2001	Full Yr. 2000
Commercial HMO Medical Risk Loss Ratio	85.8%	84.3%	85.4%	85.7%	84.2%
HMO Administrative Expense Ratio	10.8%	10.6%	10.8%	10.6%	10.4%

•	Commercial medical cost inflation was approximately 13% for full year 2001.

•

The expense ratio for HMO increased from the fourth quarter of 2000 and was flat sequentially. The quarter-over-quarter increase was due primarily to technology spending and investment in business process improvement initiatives.

Employee Retirement Benefits and Investment Services

•

This segment operates in the defined contribution and defined benefit retirement plan markets and in the corporate life insurance market. Operating income for the segment was as follows (after-tax, dollars in millions):

	Fourth Qtr. 2001	Fourth Qtr. 2000	Change	Third Qtr. 2001	Change

Operating Income	$56	$65	(14)%	$55	2%

•

Operating income declined 14% compared to the fourth quarter of 2000. The decline primarily reflects lower asset-based revenues driven by lower average stock market values and higher operating expenses.

•

Assets under management at December 31, 2001 were $55.3 billion, essentially flat compared with December 31, 2000, and 6% higher than September 30, 2001. The sequential improvement is primarily due to strong deposit growth in fourth quarter 2001 and higher equity market values.

International Life, Health and Employee Benefits

•

This segment includes CIGNA’s life and health insurance and employee benefits businesses operating in selected international markets. Operating income (after-tax) and premiums and fees were as follows (dollars in millions):

	Fourth Qtr. 2001	Fourth Qtr. 2000	Change	Third Qtr. 2001	Change

Operating Income	$22	$15	47%	$15	47%

Premiums and Fees	$214	$518	(59)%	$196	9%

•	Fourth quarter 2001 operating income reflects higher earnings in the life and group benefits operations and the expatriate health care business compared with the same period last year.

•

The decrease in premiums and fees from the fourth quarter of 2000 reflects the reduction of revenues resulting from the deconsolidation of the Japanese life insurance business. This operation was completely divested in the fourth quarter of 2001. Partially offsetting the decrease for the quarter were increased premiums and fees from the life and group benefits businesses and the expatriate health care business. Excluding the Japanese life insurance business, premiums and fees increased 19% compared with the fourth quarter of 2000 and 9% compared with the third quarter of 2001.

Other Operations

•

Other Operations includes amortized gains related to the 1998 sale of the individual life insurance and annuity business and the 2000 sale of a portion of the reinsurance business. It also includes the results of the leveraged corporate life insurance operation, the reinsurance business (consisting of the sold reinsurance operations prior to the date of sale and the retained business that was placed in run-off), and the settlement annuity business. Operating income was as follows (after-tax, dollars in millions):

	Fourth Qtr. 2001	Fourth Qtr. 2000	Change	Third Qtr. 2001	Change

Operating Income	$17	$23	(26)%	$13	31%

•	The decrease in fourth quarter 2001 earnings, versus the same period last year, reflects less favorable results from the run-off reinsurance business.

Corporate

•	Corporate includes unallocated investment income and parent company expenses, primarily debt service. Operating losses were as follows (after-tax, dollars in millions):

	Fourth Qtr. 2001	Fourth Qtr. 2000	Change	Third Qtr. 2001	Change

Operating Loss	$(37)	$(24)	54%	$(19)	95%

•

The increased loss for fourth quarter 2001, compared with the same period last year, reflects lower net investment income, resulting from declining interest rates, continued share repurchases, and higher interest expenses.

Quarterly earnings and conference call information is available on CIGNA’s web site (http://www.cigna.com) in the Investor Relations section.

* Notes:

1.

Operating income is defined as net income excluding after-tax realized investment results. Operating income is the measure of profitability used by CIGNA in evaluating segment results. It excludes the effects of realized gains and losses attributable to CIGNA’s investment portfolio to present the underlying results of operations of CIGNA’s businesses. Operating income is not determined in accordance with generally accepted accounting principles (GAAP) and should not be viewed as a substitute for net income determined in accordance with GAAP. Other companies may define operating income differently than does CIGNA.

2.	All earnings per share amounts are on a diluted basis.

3.	Consolidated and segment operating income, as presented in this press release, for fourth quarter and full year 2001 also exclude the following non-recurring items:

•

An after-tax charge of $62 million reported in the fourth quarter related to a restructuring program predominantly to consolidate certain of CIGNA’s healthcare operations into regional service centers (reported in the Employee Health Care, Life and Disability segment).

•

An after-tax charge of $25 million, reported in the third quarter, related to the events of September 11th. ($20 million was reported in the Employee Health Care, Life and Disability Benefit segment, $3 million in the Employee Retirement Benefits and Investment Services segment, and $2 million in the Other Operations segment).

•	After-tax gains on the sales of interests in the Japanese life insurance operation of $27 million in the fourth quarter and $8 million in the first quarter (reported in the International segment).
•

After-tax gains on the accelerated recognition of gain on the sale of the life reinsurance business of $14 million in the fourth quarter, $33 million in the third quarter and $22 million in the second quarter for a total of $69 million (reported in the Other Operations segment).

Consolidated operating income for full year 2000, as presented in this press release, excludes a second quarter after-tax charge of $127 million associated with the run-off reinsurance business, principally for reserve strengthening (reported in the Other Operations segment).

4.	Consolidated net income includes the non-recurring items listed in note 3 above and realized investment results.

5.

In January 2001, CIGNA sold a 21% interest in its Japanese life insurance operation to Yasuda Fire &Marine Insurance Company Ltd., reducing CIGNA’s ownership interest to 40%. Proceeds of the sale were $83 million and an after-tax gain of $8 million was recognized. In November 2001, CIGNA sold its remaining interest in this operation to Yasuda. Proceeds of the sale were $267 million and an after-tax gain of $27 million was recognized. As a result of the January 2001 sale, CIGNA stopped consolidating the assets, liabilities, revenues and expenses of this operation, and until the November 2001 sale accounted for CIGNA’s remaining portion under the equity method of accounting.

6.	Operating margin is defined as operating income, excluding the non-recurring items described in note 3 above, divided by GAAP revenue, excluding realized investment results.

7.

Under alternative funding programs, the customer assumes responsibility for funding claims, and CIGNA provides claims processing and other services. CIGNA’s health care business reflects a large concentration of alternative funding arrangements. Adding premium equivalents to premiums and fees produces a measure that is helpful in assessing the business volume of CIGNA’s health care operations. Premium equivalents generally equal paid claims under alternative funding programs. CIGNA would have recorded the amount of these paid claims as additional premiums if these programs had been written as guaranteed cost or retrospectively experience-rated programs.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE
SECURITIES LITIGATION REFORM ACT OF 1995

CIGNA and its representatives may from time to time make written and oral forward-looking statements, including statements contained in this press release, in CIGNA’s filings with the Securities and Exchange Commission, in its reports to shareholders and in meetings with analysts and investors. These statements may contain information about financial prospects, economic conditions, trends and known uncertainties. CIGNA cautions that actual results could differ materially from those that management expects, depending on the outcome of certain factors. Some factors that could cause actual results to differ materially from the forward-looking statements include:

1.	increases in medical costs that are higher than anticipated in establishing premium rates in CIGNA's health care operations, including increased use and costs of medical services;
2.

increased medical, administrative, technology or other costs resulting from legislative, regulatory and litigation challenges to, and new regulatory requirements imposed on, CIGNA's health care business;

3.	heightened competition, particularly price competition, which could reduce product margins and constrain growth in CIGNA's businesses;
4.	significant reductions in customer retention;
5.	significant changes in interest rates;
6.	significant and sustained stock market declines which could, among other things, trigger payments contingent on certain variable annuity account values;
7.	significant deterioration in economic conditions, which could have an adverse effect on CIGNA's operations and investments; and
8.	changes in federal income tax laws.

This list of important factors is not intended to be exhaustive. There may be other risk factors that would preclude CIGNA from realizing the predictions made in the forward-looking statements. While CIGNA may periodically update this discussion of risk factors, CIGNA does not undertake to update any forward-looking statement that may be made by or on behalf of CIGNA prior to its next required filing with the Securities and Exchange Commission.

Exhibit 1
[CIGNA Logo]

CIGNA CORPORATION
COMPARATIVE SUMMARY OF FINANCIAL RESULTS
(Dollars in millions, except per share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2001	2000	2001	2000

REVENUES
Premiums and fees	$4,025	$4,173	$15,367	$16,328
Net investment income	698	753	2,843	2,942
Other revenues (1) (2)	319	192	1,080	717
Realized investment gains (losses)	(100)	(12)	(175)	7

Total	$4,942	$5,106	$19,115	$19,994

OPERATING INCOME (LOSS) BY SEGMENT (3)
Employee Health Care, Life and Disability Benefits:
HMO operations (4) (6)	$79	$114	$417	$460
Indemnity operations (4) (6)	78	92	331	302

Total Employee Health Care, Life and Disability Benefits	157	206	748	762
Employee Retirement Benefits and Investment Services (4)	56	65	221	257
International Life, Health and Employee Benefits (2)	49	15	95	48
Other Operations (1) (4) (5)	31	23	133	(26)
Corporate	(37)	(24)	(96)	(58)

Total	$256	$285	$1,101	$983

NET INCOME (LOSS) BY SEGMENT
Employee Health Care, Life and Disability Benefits:
HMO operations (4) (6)	$80	$112	$417	$452
Indemnity operations (4) (6)	51	87	282	316

Total Employee Health Care, Life and Disability Benefits	131	199	699	768
Employee Retirement Benefits and Investment Services (4)	25	64	160	256
International Life, Health and Employee Benefits (2)	46	16	92	48
Other Operations (1) (4) (5)	26	22	134	(27)
Corporate	(37)	(24)	(96)	(58)

Total	$191	$277	$989	$987

DILUTED EARNINGS PER SHARE:
Operating income	$1.77	$1.81	$7.34	$6.05
After-tax realized investment gains (losses)	(0.45)	(0.05)	(0.75)	0.03

Net income	$1.32	$1.76	$6.59	$6.08

Weighted average shares (in thousands)	144,631	157,648	150,036	162,385

SHAREHOLDERS' EQUITY at December 31:			$5,055	$5,413

SHAREHOLDERS' EQUITY PER SHARE at December 31:			$35.71	$35.61

(1) Includes pre-tax accelerated recognition of gain on the sale of the life reinsurance business of $22 million ($14 million after-tax) for the fourth quarter and $107 million ($69 million after-tax) for the year ended December 31, 2001.

(2) Includes pre-tax gains on the sales of interests in the Japanese life insurance operation of $42 million ($27 million after-tax) for the fourth quarter and $54 million ($35 million after-tax) for the year ended December 31, 2001.

(3) Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results.

(4) Includes third quarter 2001 charges related to September 11 events. On a consolidated basis, these charges were $25 million after-tax. See exhibit 2 for further information regarding charges by segment.

(5) In the second quarter of 2000, CIGNA recognized an after-tax charge of $127 million for the retained reinsurance business relating to reserve strengthening and certain restructuring costs.

(6) Includes fourth quarter 2001 charges related to restructuring program primarily for certain health care operations. These charges were $96 million ($62 million after-tax). See exhibit 2 for further information.

Exhibit 2

CIGNA Corporation
Supplemental Financial Information
Financial Data Excluding Specific Adjustments - Results of Operations
(Dollars in millions, except per share amounts)

	Employee Health Care, Life & Disability Benefits						Employee Retirement Benefits & Investment
	HMOs		Indemnity		Total		Svcs.
Three Months Ended December 31,	2001	2000	2001	2000	2001	2000	2001	2000

Net income (loss) as reported	$80	$112	$51	$87	$131	$199	$25	$64
Less: Realized investment results, net of taxes	(1)	2	27	5	26	7	31	1

Operating income (loss) as published	79	114	78	92	157	206	56	65
Restructuring charge	34	-	28	-	62	-	-	-
Accelerated recognition of gain on the sale of
the life reinsurance business	-	-	-	-	-	-	-	-
Gain on sale of interest in Japanese life
insurance operation	-	-	-	-	-	-	-	-

Operating income (loss) as adjusted	$113	$114	$106	$92	$219	$206	$56	$65

	International Life, Health & Emp. Benefits		Other Operations		Corporate		Consolidated		Diluted Earnings Per Share
Three Months Ended December 31,	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000

Net income (loss) as reported	$46	$16	$26	$22	$(37)	$(24)	$191	$277	$1.32	$1.76
Less: Realized investment results, net of taxes	3	(1)	5	1	-	-	65	8	0.45	0.05

Operating income (loss) as published	49	15	31	23	(37)	(24)	256	285	1.77	1.81
Restructuring charge	-	-	-	-	-	-	62	-	0.43	-
Accelerated recognition of gain on the sale of
the life reinsurance business	-	-	(14)	-	-	-	(14)	-	(0.10)	-
Gain on sale of interest in Japanese life
insurance operation	(27)	-	-	-	-	-	(27)	-	(0.18)	-

Operating income (loss) as adjusted	$22	$15	$17	$23	$(37)	$(24)	$277	$285	$1.92	$1.81

	Employee Health Care, Life & Disability Benefits						Employee Retirement Benefits & Investment
	HMOs		Indemnity		Total		Svcs.
Year Ended December 31,	2001	2000	2001	2000	2001	2000	2001	2000

Net income (loss) as reported	$417	$452	$282	$316	$699	$768	$160	$256
Less: Realized investment results, net of taxes	-	8	49	(14)	49	(6)	61	1

Operating income (loss) as published	417	460	331	302	748	762	221	257
Restructuring charge	34	-	28	-	62	-	-	-
Accelerated recognition of gain on the sale of
the life reinsurance business	-	-	-	-	-	-	-	-
Gains on sales of interests in Japanese life
insurance operation	-	-	-	-	-	-	-	-
Charges for the retained reinsurance business	-	-	-	-	-	-	-	-

	451	460	359	302	810	762	221	257
Charges for September 11 events	5	-	15	-	20	-	3	-

Operating income (loss) as adjusted	$456	$460	$374	$302	$830	$762	$224	$257

	International Life, Health & Emp. Benefits		Other Operations		Corporate		Consolidated		Diluted Earnings Per Share
Year Ended December 31,	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000

Net income (loss) as reported	$92	$48	$134	$(27)	$(96)	$(58)	$989	$987	$6.59	$6.08
Less: Realized investment results, net of taxes	3	-	(1)	1	-	-	112	(4)	0.75	(0.03)

Operating income (loss) as published	95	48	133	(26)	(96)	(58)	1,101	983	7.34	6.05
Restructuring charge	-	-	-	-	-	-	62	-	0.41	-
Accelerated recognition of gain on the sale of
the life reinsurance business	-	-	(69)	-	-	-	(69)	-	(0.46)	-
Gains on sales of interests in Japanese life
insurance operation	(35)	-	-	-	-	-	(35)	-	(0.23)	-
Charges for the retained reinsurance business	-	-	-	127	-	-	-	127	-	0.79

	60	48	64	101	(96)	(58)	1,059	1,110	7.06	6.84
Charges for September 11 events	-	-	2	-	-	-	25	-	0.16	-

Operating income (loss) as adjusted	$60	$48	$66	$101	$(96)	$(58)	$1,084	$1,110	$7.22	$6.84

Employee Health Care, Life & Disability Benefits
  Results Excluding Specific Adjustments and Goodwill

	HMOs		Indemnity		Total
Three Months Ended December 31,	2001	2000	2001	2000	2001	2000

Operating income as adjusted	$113	$114	$106	$92	$219	$206
Goodwill amortization	10	10	5	5	15	15

Operating income as adjusted excluding goodwill	$123	$124	$111	$97	$234	$221

	HMOs		Indemnity		Total
Year Ended December 31,	2001	2000	2001	2000	2001	2000

Operating income as adjusted	$456	$460	$374	$302	$830	$762
Goodwill amortization	39	39	21	21	60	60

Operating income as adjusted excluding goodwill	$495	$499	$395	$323	$890	$822